Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Wins 3.6 Million Dollar Deals from Asian LTE Provider

TEL AVIV, Israel – November 19,2013 − RADCOM Ltd. (NASDAQ: RDCM) a leading Service Assurance provider, today announced that it received new orders amounting to 3.6 million dollars with a tier 1 operator in Asia. This is an expansion of an existing deployment with this operator.

RADCOM’s Customer Experience solution enables this service provider to provide its customers with extremely high quality service on their mobile devices. This service provider is contending with a rapid growth in the use of mobile devices, and the consequent demands on its network. With these new orders, RADCOM will provide this customer with an expansion of dozens of gigabytes to its existing RADCOM Quality of Experience system, monitor its LTE network and enhance the service provider's marketing analytics capabilities.

Marketing analytics is becoming a critical need. Operators need to analyze their customer behavior and see how various subscriber groups are using the mobile data services, in order to monetize their networks. One of the core methodologies to measure marketing effectiveness is the collection of Quality of Experience data.

 “We are very satisfied to see further repeat orders from this customer. RADCOM’s solutions have become an integral part of this service provider’s operation, helping it provide exemplary Quality of Service to its customers.” said David Ripstein, RADCOM’s President and CEO. “This expansion is a realization of the big potential we have identified for repeat business from our satisfied existing customers, as their networks expand and they add new technologies and thus require more sophisticated applications.”

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.